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SEC FILE NUMBER
0001084182

CUSIP NUMBER
45252S 20 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Immediatek, Inc.

Full Name of Registrant

Former Name if Applicable

10488 Brockwood Road

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75238

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

From late September 2005 to late January 2006, Immediatek, Inc., or the Company, was in negotiations with a third-party for the potential purchase and sale of securities representing 95% of the Company, which included satisfying extensive information requests. On January 24, 2006, the Company entered into the Securities Purchase Agreement, which documents this transaction. As of the date hereof, this transaction has not been consummated due to various conditions to closing that the Company is endeavoring to satisfy. This transaction is of paramount importance to the Company in order to prevent it from having to cease its operations because of a lack of operating funds.

Additionally, subsequent to entering into that agreement, it has come to management’s attention that previous grants of options and warrants had not been properly disclosed and unrecorded liabilities were identified. As a result, the Company’s financial statements for the periods effected no longer can be relied upon, which includes comparative financials that are required to be included in the Annual Report on Form 10-KSB for the year ended December 31, 2005.

The foregoing transaction and the restatements have placed extreme time burdens on the Company’s employees, which until recently only consisted of two individuals. The Company’s limited employees have continued to devote substantial time during this period to provide information to, and address the requirements of, the purchaser and the Company’s independent registered public accounting firm. Consequently, management has been unable to complete the work necessary to file the restatements and the Annual Report on Form 10-KSB. The Company intends to file its Annual Report on Form 10-KSB for the year ended December 31, 2005, together with the restatements, within the prescribed period allowed by the rules relating to Form 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Zach Bair	(972)	852-2876
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IMMEDIATEK, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ ZACH BAIR

Zach Bair President and Chief Executive Officer

ANNEX A
     The company experienced a significant decline in sales in 2005 compared to 2004. The decrease in comparative revenue for FYE 2005 is a direct result from a spike in revenue experienced during the months of April and November of 2004. April and November sales in 2004 represented the majority of the entire revenue for the fiscal year of 2004. The majority of this revenue experienced during these two months came from a single business contract and did not continue due to the schedule of the musical band that was touring. Other factors affecting the decrease in comparative revenues include the timing variances associated with sales cycles as they relate to the live concert business as it is a relatively new business service in the music industry. As management continues to develop its business it believes that the sales cycle can be reduced and that revenue from month to month will grow at a steadier rate and become less volatile.